UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

KORE Group Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
50066V305
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON Fortress Lending II Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 915,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 915,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%[1]
12	TYPE OF REPORTING PERSON PN

________________________
[1]
The percentage of Common Stock (as defined below in Item 2(d)) is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 915,200 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON Fortress Lending Advisors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 915,200[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 915,200[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]	Solely in its capacity as the investment adviser to Fortress Lending II Holdings L.P.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 915,200 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]
Solely in its capacity as the holder of all membership interests in certain investment advisers, including Fortress Lending Advisors II LLC, that may be deemed to beneficially own notes convertible into Common Stock.

[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON PN, HC

________________________
[1]
Solely in its capacity as the holder of all of the issued and outstanding membership interests of FIG LLC and as the indirect parent of the general partners of certain investment funds that hold notes convertible into Common Stock.

[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FIG Blue LLC (f/k/a FIG Corp.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the general partner of Fortress Operating Entity I LP.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the holder of all issued and outstanding shares of FIG Blue LLC.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FINCO I Intermediate Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the sole member of Fortress Investment Group LLC.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FINCO I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the sole member of FINCO I Intermediate Holdco LLC.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FIG Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the sole member of FINCO I LLC.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON Foundation Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON PN, HC

________________________
[1]	Solely in its capacity as the sole member of FIG Parent, LLC.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V305

1	NAME OF REPORTING PERSON FIG Buyer GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,920,000[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,920,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the general partner of Foundation Holdco LP.
[2]
The percentage of Common Stock is based on 18,092,784 shares outstanding as of August 12, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024, plus 1,920,000 shares issuable upon the conversion of certain notes.

EXPLANATORY NOTE
This Schedule 13G constitutes (i) Amendment No. 1 to the Schedule 13G on behalf of FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC and (ii) Amendment No. 4 to the Schedule 13G on behalf of Fortress Lending Fund II Holdings L.P., Fortress Lending Advisors II LLC, FIG LLC, Fortress Operating Entity I LP, FIG Blue LLC (f/k/a/ FIG Corp.) and Fortress Investment Group LLC.
As disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2024, the Issuer effected a 1-for-5 reverse stock split effective July 1, 2024. All number of securities reported as beneficially owned by the Reporting Persons in this Schedule 13G reflects the effect of the reverse stock split.
Item 1(a)	Name of Issuer
The name of the issuer is KORE Group Holdings, Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 3 Ravinia Drive NE, Suite 500, Atlanta, GA, 30346.
Item 2(a)	Name of Person Filing
This statement is filed by (collectively, the “Reporting Persons”):
(i)	Fortress Lending II Holdings L.P., a Cayman Islands exempted limited partnership, which directly holds notes convertible into Common Stock (as defined below);
(ii)
Fortress Lending Advisors II LLC, a Delaware limited liability company, which is the investment adviser to Fortress Lending II Holdings L.P. and may therefore be deemed to beneficial own the Common Stock beneficially owned thereby;

(iii)
FIG LLC, a Delaware limited liability company, which is the holder of all membership interests in investment advisers (including Fortress Lending Advisors II LLC) to certain investment funds that hold notes convertible into Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iv)
Fortress Operating Entity I LP, a Delaware limited partnership, which is (i) the holder of all of the issued and outstanding membership interests of FIG LLC and (ii) the indirect parent of the general partners of certain investment funds that hold notes convertible into Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(v)
FIG Blue LLC (f/k/a FIG Corp.), a Delaware limited liability company, which is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(vi)
Fortress Investment Group LLC, a Delaware limited liability company, which is the sole member of FIG Blue LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(vii)
FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(viii)
FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(ix)	FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;
(x)	Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and
(xi)
FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 4 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A herein.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e)	CUSIP No.
50066V305
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Fortress Lending Fund II Holdings L.P. and Fortress Lending Advisors II LLC ceased to be the beneficial owners of more than five percent of the total issued and outstanding shares of Common Stock.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

Fortress Lending II Holdings L.P.
By:	Fortress Lending Advisors II LLC, its investment adviser

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

Fortress Lending Advisors II LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG LLC

By:	/s/ David Brooks
Name: David Brook
Title: Secretary

Fortress Operating Entity I LP
By:	FIG Blue LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Blue LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

Fortress Investment Group LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FINCO I Intermediate Holdco LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FINCO I LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Parent, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

Foundation Holdco LP
By:	FIG Buyer GP, LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Buyer GP, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary